FORM 6-K

Securities and Exchange Commission
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	September	2016
BlackBerry Limited
(Translation of registrant’s name into English)
2200 University Avenue East, Waterloo, Ontario, Canada N2K 0A7
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

DOCUMENT INDEX

Document
1.	Press Release, dated September 7, 2016

This Report on Form 6-K is incorporated by reference into the Registration Statements on Form S-8 of the Registrant, which were originally filed with the Securities and Exchange Commission on March 28, 2002 (File No. 333-85294), October 21, 2002 (File No. 333-100684), April 28, 2008 (File No. 333-150470), October 3, 2011 (File No. 333-177149), July 10, 2013 (File No. 333-189880), December 20, 2013 (File Nos. 333-192986 and 333-192987), July 25, 2014 (File No. 333-197636), August 20, 2015 (File No. 206480) and February 12, 2016 (File No. 333-209525).

Document 1

NEWS RELEASE
FOR IMMEDIATE RELEASE

BlackBerry Announces Completion of Debt Restructuring

Waterloo, ON – September 7, 2016 – BlackBerry Limited (NASDAQ: BBRY; TSX: BB), a global leader in secure mobile communications, today announced that it completed the redemption of all of its 6% unsecured convertible debentures (BB.DB.U) (the “6% Debentures”) on September 2, 2016. The redemption was announced and a notice of redemption was issued on August 26, 2016. None of the 6% Debentures were converted into common shares of BlackBerry prior to redemption.

BlackBerry also announced that it has completed the previously announced private placement of USD$605,000,000 aggregate principal amount of 3.75% unsecured convertible debentures to Fairfax Financial Holdings Limited and other institutional investors. RBC Capital Markets acted for BlackBerry in the completion of the transaction.

About BlackBerry
BlackBerry is securing a connected world, delivering innovative solutions across the entire mobile ecosystem and beyond. We secure the world’s most sensitive data across all end points – from cars to smartphones – making the mobile-first enterprise vision a reality. Founded in 1984 and based in Waterloo, Ontario, BlackBerry operates offices in North America, Europe, Middle East and Africa, Asia Pacific and Latin America. The Company trades under the ticker symbols “BB” on the Toronto Stock Exchange and “BBRY” on the NASDAQ. For more information, visit www.BlackBerry.com.

Media Contact:
BlackBerry Media Relations
(519) 597-7273
mediarelations@BlackBerry.com

Investor Contact:
BlackBerry Investor Relations
(519) 888-7465
investor_relations@BlackBerry.com
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SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BlackBerry Limited
(Registrant)
Date:	September 7, 2016	By:	/s/ James Yersh
(Signature)
James Yersh Chief Financial Officer